January 19, 2007

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your comment letter dated January 17, 2007, concerning the Staff’s review of Tupperware Brands Corporation’s (the Company) Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 and the Company’s Form 10-Q’s for the quarters ended March 31, 2006, July 1, 2006 and September 30, 2006 filed on May 11, 2006, August 10, 2006 and November 9, 2006, respectively. The following is the Company’s response to each of the matters contained in your letter.

Comments on December 31, 2005 10-K

Note 10 – Segment Information, page 15

Comment: We have reviewed your response to prior comment 2. The financial information provided to your chief operating decision maker indicates that Mexico, the Philippines, Central and South America each represent an operating segment as defined by paragraph 10 of SFAS 131. Specifically, it appears that the operating results of each of these entities is regularly reviewed by your chief operating decision maker in addition to these entities meeting the other two criteria of paragraph 10 of SFAS 131. Given this, we continue to have difficulty understanding how you determined it was appropriate to present your Mexico operations in the Asia Pacific reportable segment and your Philippines and Central and South America Tupperware operations in your International Beauty reportable segment in accordance with paragraphs 17 through 21 of SFAS 131. Please advise how your current presentation is appropriate, or revise accordingly. Please refer to EITF 04-10 and Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Reply: Given the reports available to the Company’s chief operating decision maker (CODM), the Company does understand your concerns regarding the Mexican operations reported in Asia Pacific & Mexico as well as the Philippines and Central and South America operations as reported in International Beauty as it relates to the definition of an operating segment in paragraph 10 of SFAS 131.

January 19, 2007

Mr. Rufus Decker

In response to these concerns, the Company proposes to incorporate the Mexican operations into a North America segment in its 2006 Annual Report on Form 10-K. This presentation is consistent with the general geographic groupings of the other Tupperware businesses. It also proposes to leave the International Beauty segment unchanged as currently reported. We believe this is reasonable given the Philippines and Central and South America businesses are not material in size or to the trends of the segment.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and
Chief Financial Officer